Central European Distribution Corporation

3000 Atrium Way, Suite 265

Mount Laurel, New Jersey 08054

December 22, 2010

BY EDGAR AND OVERNIGHT MAIL

Mr. Ryan C. Milne

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, North East

Washington, D.C. 20549

Re:	Central European Distribution Corporation
Form 8-K Item 4.01
Filed December 15, 2010
File No. 000-24341

Dear Mr. Milne:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission set forth in your letter dated December 20, 2010 to Mr. Chris Biedermann, Vice President and Chief Financial Officer of Central European Distribution Corporation (the “Company”), with respect to the above-referenced Form 8-K.

For your convenience, we have set forth each comment from your comment letter below and include the Company’s response below it.

Form 8-K filed on December 15, 2010

Item 4.01 Changes in Registrant’s Certifying Accountant

1.	We note from the Item 4.01 Form 8-K filed December 15, 2010 that PricewaterhouseCoopers Sp. z o.o. (“PwC”)’s dismissal will be finalized upon completion of PwC’s procedure regarding your financial statements as of and for the fiscal year ended December 31, 2010. We remind you of your obligation to file an Item 4.01 Form 8-K to disclose the date on which you formally dismiss PwC, along with the other Item 304 of Regulation S-K disclosures updated through the date of dismissal. Please confirm to us that you will timely file an amendment to the Item 4.01 of Form 8-K upon PwC’s dismissal after their completion of the audit of the fiscal year ended December 31, 2010.

Response:

We advise the Staff that we will timely file an amendment to the Item 4.01 Form 8-K to disclose the date on which we PwC is formally dismissed as our independent registered public accountant after their completion of the audit of the fiscal year ended December 31, 2010, along with the other Item 304 of Regulation S-K disclosures updated through the date of dismissal.

2.	In addition, please confirm to us that you will file an amendment to the Item 4.01 Form 8-K and update the disclosure once Ernst & Young Sp. z o.o. is formally engaged as your new independent registered public accountant beginning with the 2011 quarter reviews and audit for the fiscal year ending December 31, 2011.

Response:

We advise the Staff that Ernst Young Sp. Z o.o. has been engaged as our new independent registered public accountant beginning with the 2011 quarter reviews and audit for the fiscal year ending December 31, 2011. We will, however, update the Item 304 of Regulation S-K disclosures through the date of PwC’s final dismissal in the report contemplated by our response to comment #1 above.

*  *  *

In providing the foregoing responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have further questions or comments, please contact me at +011 44 48 22 456 6106, or our outside counsel, Frank Adams, Esq., of Dewey & LeBouef LLP, at +1 212 259 6605.

Sincerely,

/s/ Chris Biedermann
Chris Biedermann
Vice President and Chief Financial Officer

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